Telephone and Data Systems, Inc.
30 N. LaSalle, Suite 4000
Chicago, IL 60602
312-630-1900
Fax: 312-630-9299

November 2, 2007

Mr. Larry Spirgel
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Telephone and Data Systems, Inc.
Form 10-K for the Year ended December 31, 2006
Filed June 19, 2007
File No. 001-14157

Dear Mr. Spirgel:

We have received your letter dated October 31, 2007 regarding the Securities and Exchange Commission Staff's comments on the above-referenced filing of Telephone and Data Systems, Inc. (the "Company"). This letter is to advise you that we are currently preparing a response to your letter and will seek to respond fully no later than November 26, 2007. The Company requires additional time to respond for the following reasons. Information needs to be obtained before the response can be drafted. After that, the response needs to be drafted and initially circulated to management for its review and comment. Following that, the draft response needs to be sent to and reviewed by the Company's auditors, and by the audit committee and compensation committee of the Company's board of directors, before it can be finalized. The Company estimates that it will require an extension of approximately two additional weeks to complete the foregoing tasks. If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller of the Company, at (608) 664-6122, or Alfred N. Sacha of Sidley Austin LLP, at (312) 853-2939.

Yours truly,
Telephone and Data Systems, Inc.

/s/ Kenneth R. Meyers

Kenneth R. Meyers Executive Vice President and Chief Financial Officer

cc:	Douglas D. Shuma
Alfred N. Sacha